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                    SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   November, 2000
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY SUBSTANTIAL SHAREHOLDERS
                                 ------------------------------------
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AMVESCAP PLC
726427
IMMEDIATE RELEASE   28 NOVEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS

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1)   NAME OF COMPANY                          AMVESCAP PLC
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2)   NAME OF SHAREHOLDER HAVING A             ROTHSCHILD TRUST (CAYMAN)
     SUBSTANTIAL INTEREST                     LIMITED THE TRUSTEE OF THE
                                              AMVESCAP SHARE OPTION TRUST
                                              (ESOT).
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3)   Please state whether                     NOTIFICATION IS IN RESPECT
     notification indicates                   OF THE SHAREHOLDER NAMED
     that it is in respect of                 IN 2 ABOVE
     holding of the Shareholder
     named in 2 above or in respect
     of a non- beneficial interest
     or in the case of an individual
     holder if it is a holding of
     that person's spouse or
     children under the age of 18
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4)   Name of the registered                   -
     holder(s) and, if more than one
     holder, the number of shares
     held by each of them.
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5)   Number of shares/amount of               -
     stock acquired
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6)   % of issued Class                        -
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7)   Number of shares/amount of               883,500
     stock disposed
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8)   % of issued Class                        0.12%
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9)   Class of security                        ORDINARY SHARES
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10)  Date of transaction                      27 NOVEMBER 2000
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11)  Date company informed                    27 NOVEMBER 2000
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12)  Total holding following this             20,461,476
     notification
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13)  Total percentage holding of              2.88%
     issued class following
     this notification
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14)  Any additional information               IN ADDITION THE ESOT HAS THE
     price per share etc.                     RIGHT TO SUBSCRIBE FOR UP TO A
                                              TOTAL OF 53 MILLION SHARES.

                                              EXECUTIVE DIRECTORS OF AMVESCAP
                                              PLC WHO ARE PARTICIPANTS IN THE
                                              SHARE OPTION SCHEMES ARE DEEMED
                                              TO BE DISCRETIONARY
                                              BENEFICIARIES OF THE ESOT AND
                                              ARE CONSEQUENTLY CONSIDERED TO
                                              BE INTERESTED IN ALL OF THE
                                              SHARES HELD BY THE TRUSTEES.
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15)  Name of contact and telephone            ANGELA TULLY
     number for queries                       020 7454 3652
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16)  Name and signature of                    ANGELA TULLY
     authorised company official              AMVESCAP PLC
     responsible for making this              ASSISTANT COMPANY
     notification                             SECRETARY
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17)  Date of Notification                     28 NOVEMBER 2000
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 28 November, 2000                     By /s/ ANGELA TULLY
     --------------------                    -----------------------
                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary